UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number 000-51635

KODIAK OIL & GAS CORP.
(Translation of registrant’s name into English)

1625 Broadway, Suite 330 Denver, Colorado 80202
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐      No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KODIAK OIL & GAS CORP.
Date: May 8, 2006	By:	/s/ Lynn A. Peterson
Name: Lynn A. Peterson Title: President

KODIAK OIL & GAS CORP.
1625 Broadway Suite 330
Denver, CO 80202
303.592.8075

CHANGE OF AUDITOR NOTICE

Kodiak Oil & Gas Corp. (the “Company”), advises that Amisano Hanson, Chartered Accountants have resigned as auditor of the Company, effective February 3, 2006, at the request of management of the Company. Further, the Company has appointed Hein & Associates of Denver, CO as the successor auditor, effective February 3, 2006.

The resignation of the former auditor and the appointment of the successor auditor have been approved by the audit committee of the Company and the directors of the Company.

There were no reservations in the former auditor’s reports for the two most recently-completed fiscal years or for any period subsequent to the most recently-completed period for which an audit report was issued and preceding the date of the former auditor’s resignation.

There are no reportable events between the Company and the former auditor.

Dated:   April 26, 2006.

KODIAK OIL & GAS CORP.

Per:	“Lynn A. Peterson” _________________________ Lynn Peterson, President

HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

April 27, 2006

TSX Venture Exchange
Alberta Securities Commission
British Columbia Securities Commission

Re: Kodiak Oil & Gas Corp. (the "Corporation") – Change of Auditors

Dear Sirs/Mesdames:

We hereby advise that we have read the Notice of Change of Auditor of the Corporation dated April 26, 2006 and that we concur with the information contained therein, based upon our knowledge as at the date hereof.

Should you have any questions, please do not hesitate to contact the undersigned.

Yours very truly,

Hein & Associates LLP

717 17th Street, Suite 1600
Denver, Colorado 80202
Phone: 303-298-9600
Fax: 303-298-8118
www.heincpa.com

A PARTNERSHIP OF INCORPORATED PROFESSIONALS

AMISANO HANSON
CHARTERED ACCOUNTANTS

April 26, 2006

Kodiak Oil & Gas Corp.
1625 Broadway Suite 330
Denver, Co 80202
U.S.A.

British Columbia Securities Commission
701 West Georgia Street
PO Box 10142, Pacific Centre
Vancouver BC
V7Y 1L2

Alberta Securities Commission
4th Floor, 300 – 5th Avenue S.W.
Calgary, AB
T2P 3C4

- and -

TSX Venture Exchange
650 West Georgia Street, 27th Floor
Vancouver, BC
V6B 4N9

Gentlemen:

Re: Termination of Amisano Hanson as Auditor for Kodiak Oil & Gas Corp.(the "Company")

In accordance with National Policy Statement No. 31, we have reviewed the Company's Notice of Change of Auditor dated April 26, 2006, and we do not disagree with the information contained in such Notice.

We understand that the Notice of Change of Auditor, along with this letter and a similar letter from Hein & Associates, will be provided to the Company's registered shareholders.

Yours truly,

"Amisano Hanson"

Amisano Hanson

750 WEST PENDER STREET, SUITE 604
VANCOUVER CANADA
V6C 2T7

TELEPHONE: 604-689-0188
FACSIMILE: 604-689-9773
E-MAIL: amishan@telus.net